UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐  Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D
☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

If the notification relates to a portion of the report checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________________

PART I
REGISTRANT INFORMATION

THE CENTER FOR WOUND HEALING, INC.
Full Name of Registrant

155 WHITE PLAINS ROAD, SUITE 200
TARRYTOWN, NEW YORK 10591
Address of Principal Executive Office (Street and number)
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Center For Wound Healing, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q on May 17, 2010 (“March 31 Form 10-Q”), due to uncertainties relating to the Company’s failure to comply with certain covenants contained in agreements with its two secured lenders governing its indebtedness to such lenders.  Consequently, the Company is not able to complete and file the March 31 Form 10-Q without undue burden or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

ANDREW G. BARNETT	(914) 372-3150
(Name)	(Area Code) (Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ YES    ☐ NO

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ YES    ☑ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will disclose a significantly larger net loss per share for the quarter and nine months ended March 31, 2010.  The Company does not believe, however, that such loss necessarily reflects a significant change in the Company’s operations from the corresponding period ended March 31, 2009 because cash from operations during such period increased by approximately 50% for the 2010 period compared to the corresponding period in 2009. However, as a consequence of the uncertainties relating to the Company’s failure to comply with certain covenants in its agreements with its secured lenders as described above, the Company’s consolidated financial statements for the quarter ended March 31, 2010 have not yet been finalized.

THE CENTER FOR WOUND HEALING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2010	By:	/s/ Andrew G. Barnett
Andrew G. Barnett Chief Executive Officer